EXHIBIT 99.3

SECOND AMENDMENT TO CREDIT AGREEMENT

        SECOND AMENDMENT dated as of March 10, 2006 (this "Second Amendment") among THE JEAN COUTU GROUP (PJC) INC., a corporation formed and existing under the laws of the Province of Quebec (the "Parent Borrower"), THE JEAN COUTU GROUP (PJC) USA, INC., a corporation formed and existing under the laws of the State of Delaware (the "U.S. Borrower"), the banks and other financial institutions signatories hereto, NATIONAL BANK OF CANADA, as the Canadian Administrative Agent (the "Canadian Administrative Agent") and DEUTSCHE BANK TRUST COMPANY AMERICAS, as the Term B Administrative Agent (the "Term B Administrative Agent").

        The Parent Borrower, the U.S. Borrower, the banks and other lending institutions party thereto from time (each a "Lender" and, collectively, the "Lenders"), the Canadian Administrative Agent and the Term B Administrative Agent, are parties to a Credit Agreement dated as of July 30, 2004 (as modified by the Consent and Waiver dated as of October 12, 2004 (the "October 12, 2004 Waiver"), amended on December 23, 2004 (the "First Amendment") and as may be further amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement"). The Parent Borrower and the U.S. Borrower have requested that the Lenders agree to certain amendments to the Credit Agreement, and each of the Lenders signatory hereto (which Lenders collectively constitute the Required Lenders referred to in the Credit Agreement), have agreed, subject to the terms and conditions set forth herein, to amend the Credit Agreement as herein provided. Accordingly, the Parent Borrower, the U.S. Borrower and the Lenders signatory hereto agree as follows:

ARTICLE I
DEFINITIONS

        Definitions. Unless otherwise defined herein, capitalized terms defined in the Credit Agreement have the same meanings when used in this Second Amendment.

ARTICLE II
AMENDMENTS TO THE CREDIT AGREEMENT

        Section 2.01 Amendment to Article I of the Credit Agreement. The definition of "Applicable Margin" in Section 1.01 of the Credit Agreement is hereby amended by deleting the words "for purposes of calculating the applicable interest rate for any Term B Loans, 2.25% in the case of Eurodollar Loans, and 1.25% in the case of Base Rate Loans" in clause (A) thereof, and substituting the words "for purposes of calculating the applicable interest rate for any Term B Loans, 2.50% in the case of Eurodollar Loans, and 1.50% in the case of Base Rate Loans".

        Section 2.02 Amendments to Article VII of the Credit Agreement. Article VII of the Credit Agreement is hereby amended as follows:

        (a) Section 7.19 (a) of the Credit Agreement is hereby amended, such amendment to be deemed to have taken effect on February 25, 2006, by deleting the maximum Leverage Ratio of 4.75 to 1.0 for the fiscal period commencing on November 27, 2005 and ending on February 25, 2006, and replacing the same with that set forth in paragraph (c) below.

        (b) The following fiscal periods and maximum Leverage Ratios, as set forth in Section 7.19(a) of the Credit Agreement, are hereby deleted and replaced with those set forth in paragraph (c) below:

Period	Ratio
February 26, 2006 through March 3, 2007	4.50 to 1.0
March 4, 2007 though March 1, 2008	3.75 to 1.0

        (c) The following fiscal periods and maximum Leverage Ratios are hereby incorporated into Section 7.19(a) of the Credit Agreement in accordance with paragraphs (a) and (b) above:

Period	Ratio
November 27, 2005 through September 2, 2006	5.25 to 1.00
September 3, 2006 though December 2, 2006	5.00 to 1.00
December 3, 2006 through March 3, 2007	4.75 to 1.00
March 4, 2007 through June 2, 2007	4.50 to 1.00
June 3, 2007 through March 1, 2008	3.75 to 1.00

        (d) The Fixed Charge Coverage Ratio for the fiscal quarter ending on or about May 31, 2007, as set forth in Section 7.19(b) of the Credit Agreement, is hereby amended from 1.20 to 1.0 to a Fixed Charge Coverage Ratio for such period of 1.10 to 1.0.

ARTICLE III
CONDITIONS TO EFFECTIVENESS

        Section 3.01 Conditions to Effectiveness of this Second Amendment. This Second Amendment, and the amendments, waivers and consents contained herein, shall become effective as of the date hereof on the date (the "Second Amendment Effective Date") when each of the following conditions precedent have been fulfilled to the reasonable satisfaction of the Administrative Agents:

        (a) Execution and Delivery of this Second Amendment. The Administrative Agents shall have received counterparts of this Second Amendment duly executed by the Parent Borrower, the U.S. Borrower and the Required Lenders.

        (b) Acknowledgement. The Administrative Agents shall have received counterparts of an Acknowledgement and Agreement, substantially in the form of Exhibit A hereto, duly executed by each of the Persons (other than the Parent Borrower and the Borrower) who are or are required by the Senior Finance Documents to be Credit Parties.

        (c) Payment of Fees. The Parent Borrower shall have paid to the Canadian Administrative Agent for the account of each U.S. Revolving Lender, each Canadian Revolving Lender and each Term A Lender that consents to this Second Amendment on or prior to March 10, 2006 and to the Term B Administrative Agent for the account of each Term B Lender that consents to this Second Amendment on or prior to March 10, 2006, in each case as evidenced by the receipt by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Administrative Agents, of an executed counterpart signature page to this Second Amendment from such Lender prior to 5:00 P.M. (local time in New York City) on such date (a "Consenting Lender"), a fee equal to fifteen (15) basis points on each such Consenting Lender's Commitment on the Second Amendment Effective Date. In addition, all other costs, fees and expenses due to the Administrative Agents and the Lenders on or before the Second Amendment Effective Date pursuant to the Loan Documents shall have been paid.

        (d) Counsel Fees. Counsel to the Administrative Agents shall have received full payment from the Parent Borrower of its fees and expenses described in Section 5.05 of this Second Amendment which are billed through the Second Amendment Effective Date.

        (e) Other. The Administrative Agent shall have received such other documents, instruments, agreements or information as may be reasonably requested by the Administrative Agent.

        Section 3.02 General Conditions. All corporate and legal proceedings relating to the transactions contemplated by this Second Amendment or in the Acknowledgement and Agreement shall be reasonably satisfactory in form and substance to the Administrative Agents and their counsel, and the Administrative Agents shall have received copies of all corporate proceedings, which the Administrative Agents may reasonably have requested, such records where appropriate to be certified by the Responsible Officer. The documents referred to in this Section shall be delivered to the Administrative Agents no later than the Second Amendment Effective Date.

        Section 3.03 Effects of this Second Amendment.

        (a) On the Second Amendment Effective Date, the Credit Agreement will be automatically amended to reflect the amendments thereto provided for in this Second Amendment. On and after the Second Amendment Effective Date, the rights and obligations of the parties hereto shall be governed by the Credit Agreement, as amended by this Second Amendment. Once the Second Amendment Effective Date has occurred, all references to the Credit Agreement in any document, instrument, agreement, or writing shall be deemed to refer to the Credit Agreement as amended by this Second Amendment. Promptly after the Second Amendment Effective Date occurs, the Administrative Agents shall notify the Borrowers and the Lenders of the Second Amendment Effective Date, and such notice shall be conclusive and binding on all parties hereto.

        (b) Other than as specifically provided herein, this Second Amendment shall not operate as a waiver or amendment of any right, power or privilege of either Administrative Agent or any Lender under the Credit Agreement or any other Senior Finance Document or of any other term or condition of the Credit Agreement or any other Senior Finance Document, nor shall the entering into of this Second Amendment preclude either Administrative Agent and/or any Lender from refusing to enter into any further waivers or amendments with respect thereto. This Second Amendment is not intended by any of the parties hereto to be interpreted as a course of dealing which would in any way impair the rights or remedies of either Administrative Agent or any Lender except as expressly stated herein, and no Lender shall have any obligation to extend credit to the Borrowers other than pursuant to the strict terms of the Credit Agreement and the other Senior Finance Documents, as amended or supplemented to date (including by means of this Second Amendment).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

        Section 4.01 Representations and Warranties. In order to induce the Lenders to consent to the amendments and waivers contained herein and to enter into this Second Amendment, each of the Parent Borrower and the U.S. Borrower represents and warrants as set forth below:

        (a) After giving effect to this Second Amendment, the amendment of the Credit Agreement does not impair the validity, effectiveness or priority of the Liens granted pursuant to the Collateral Documents, and such Liens continue unimpaired with the same priority to secure repayment of all Senior Obligations, whether heretofore or hereafter incurred. The position of the Lenders with respect to such Liens, the Collateral in which a security interest was granted pursuant to the Collateral Documents and the ability of the Collateral Agents to realize upon such Liens pursuant to the terms of the Collateral Documents have not been adversely affected in any respect by the amendment of the Credit Agreement effected pursuant to this Second Amendment or by the execution, delivery, performance or effectiveness of this Second Amendment.

        (b) Each of the Parent Borrower and the U.S. Borrower reaffirms as of the Second Amendment Effective Date its covenants and agreements contained in the Credit Agreement and each Collateral Document and other Senior Finance Document to which it is a party, including, in each case, as such covenants and agreements may be modified by this Second Amendment on the Second Amendment Effective Date. Each of the Parent Borrower and the U.S. Borrower further confirms that each such Senior Finance Document to which it is a party is, and shall continue to be, in full force and effect, and the same are hereby ratified, approved and confirmed in all respects, except as the Credit Agreement may be modified by this Second Amendment.

        (c) Both immediately before and immediately after giving effect to this Second Amendment, the representations and warranties set forth in Article V of the Credit Agreement and each other Senior Finance Document are, in each case, true and correct in all material respects (or in all respects in the case of such representations or warranties containing materiality qualifiers) at and as if made as of the Second Amendment Effective Date except to the extent they expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date.

        (d) This Second Amendment constitutes the legal, valid and binding obligation of each of the Parent Borrower and the U.S. Borrower enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

        (e) The parties signatory to the Acknowledgment and Agreement delivered pursuant to Section 3.01(b) of this Second Amendment constitute all of the Persons who (together with the Parent Borrower and the Borrower) are or are required under the terms of the Senior Finance Documents to be Credit Parties.

(f) The written statements and information contained in this Second Amendment and the other documents, certificates and statements furnished to the Administrative Agent and the Lenders on or prior to the Second Amendment Effective Date by or on behalf of any Credit Party for use in connection with the transactions contemplated by this Second Amendment, taken as a whole, do not, as of the Second Amendment Effective Date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading.

ARTICLE V
MISCELLANEOUS

        Section 5.01 Headings. The various headings of this Second Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Second Amendment or any provisions hereof.

        Section 5.02 Execution in Counterparts. This Second Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. A counterpart hereof executed and delivered by facsimile shall be effective as an original.

        Section 5.03 Successors and Assigns. This Second Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

        Section 5.04 Governing Law; Entire Agreement. THIS SECOND AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. This Second Amendment, the October 12, 2004 Waiver, the First Amendment and the other Senior Finance Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

        Section 5.05 Fees and Expenses. The Parent Borrower agrees to pay all reasonable out-of-pocket expenses incurred by the Administrative Agents in connection with the preparation, negotiation, execution, delivery and enforcement of this Second Amendment and the other documents and instruments referred to herein or contemplated hereby, including, but not limited to, the fees and disbursements of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Administrative Agents.

        Section 5.06 Senior Finance Document Pursuant to Credit Agreement. This Second Amendment is a Senior Finance Document executed pursuant to the Credit Agreement and shall be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement (and, following the date hereof, the Credit Agreement, as amended hereby).

[Signature Pages Follow]

IN WITNESS WHEREOF, the signatories hereto have caused this Second Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

PARENT BORROWER:	THE JEAN COUTU GROUP (PJC) INC.

By: (signed)
Name: André Belzile,
Title: Senior Vice-President Finance and Corporate
Affairs

By: (signed)
Name: Marcel A. Raymond
Title: Vice-President, Control and Treasury

U.S. BORROWER:	THE JEAN COUTU GROUP (PJC) USA, INC.

By: (signed)
Name: Randy Wyrofsky
Title: CFO

TERM B ADMINISTRATIVE AGENT:	DEUTSCHE BANK TRUST COMPANY
AMERICAS,
as Term B Administrative Agent

By: (signed)
Name: Scottye Lindsey
Title: Director

By: (signed)
Name: Diane Rolfe
Title: Director

CANADIAN ADMINISTRATIVE	NATIONAL BANK OF CANADA
AGENT:	as Canadian Administrative Agent

By: (signed)
Name: Alain Aubin
Title: President

S-2

Counterpart Lender Signature Page to the Second Amendment to The Jean Coutu Credit Agreement

LENDER:	DEUTSCHE BANK AG. CANADA BRANCH,

as Canadian Revolving Lender and Term Loan A Lender

By: (signed)
Name: Rob O'Hara
Title: Director

By: (signed)
Name: Marcellus Leung
Title: Assistant Vice President

S-2

Exhibit A

ACKNOWLEDGEMENT AND AGREEMENT

Each Credit Party listed below hereby acknowledges that it has reviewed the Second Amendment to the Credit Agreement to which this Acknowledgement and Agreement is attached as an exhibit (the "Amendment") and hereby consents to the execution, delivery and performance thereof by each of the Parent Borrower and the U.S. Borrower. Each Credit Party hereby confirms its obligation under each Senior Finance Document to which it is a party and agrees that, after giving effect to the Amendment, neither the modification of the Credit Agreement or any other Senior Finance Document effected pursuant to the Amendment, nor the execution, delivery, performance or effectiveness of the Amendment or any other Senior Finance Document impairs the validity or effectiveness of any Senior Finance Document to which it is a party or impairs the validity, effectiveness or priority of the Liens granted pursuant to any other Senior Finance Document to which it is a party or by which it is otherwise bound. Each Credit Party hereby further agrees that, to the best of such Credit Party's knowledge, the Liens created pursuant to the Senior Finance Documents continue unimpaired with the same enforceability and priority to secure repayment of all Loans and other obligations arising thereunder, whether heretofore or hereafter incurred. Under the foregoing circumstances, the position of the Administrative Agents and the Lenders with respect to such Liens, the Collateral in which a security interest was granted pursuant to the Senior Finance Documents, and the ability of the Collateral Agents to enforce the provisions of the Senior Finance Documents and to realize upon such Liens pursuant to the terms of the Senior Finance Documents, have not been adversely affected in any material respect by the modification of the Credit Agreement, the modification of any other Senior Finance Document effected pursuant to the Amendment or the execution, delivery, performance or effectiveness of the Amendment.

IN WITNESS WHEREOF, each Credit Party has executed this Acknowledgement and Agreement as of the day of the Amendment.

PJC ARLINGTON REALTY LLC	BROOKS PHARMACY, INC.
PJC DORCHESTER REALTY LLC	ECKERD CORPORATION
PJC ESSEX REALTY LLC	ECKERD FLEET, INC.
PJC HAVERHILL REALTY LLC	EDC DRUG STORES, INC.
PJC HYDE PARK REALTY LLC	EDC LICENSING, INC.
PJC MANCHESTER REALTY LLC	GENOVESE DRUG STORES, INC.
PJC MANSFIELD REALTY LLC	JCG HOLDINGS (USA), INC.
PJC NEW LONDON REALTY LLC	MAXI DRUG NORTH, INC.
PJC NORWICH REALTY LLC	MAXI DRUG, INC.
PJC PETERBOROUGH REALTY LLC	MAXI GREEN INC.
PJC PROVIDENCE REALTY LLC	MC WOONSOCKET, INC.
PJC REVERE REALTY LLC	P.J.C. DISTRIBUTION, INC.
P.J.C. OF VERMONT INC.
P.J.C. REALTY CO., INC.
By: PJC SPECIAL REALTY HOLDINGS, INC., a	PJC LEASE HOLDINGS, INC.
Delaware corporation, as Sole Member of each	PJC OF CRANSTON, INC.
PJC OF EAST PROVIDENCE, INC.
PJC OF MASSACHUSETTS, INC.
By: (signed)	PJC OF RHODE ISLAND, INC.
Name: Randy Wyrofsky	PJC OF WEST WARWICK, INC.
Title: CFO	PJC REALTY MA, INC.
PJC SPECIAL REALTY HOLDINGS, INC.
THE JEAN COUTU GROUP (PJC) USA, INC.
THRIFT DRUG, INC.
THRIFT DRUG SERVICES, INC.

By: (signed)
Name: Randy Wyrofsky
Title: CFO

PJC REALTY N.E. LLC
JEAN COUTU GROUP HOLDINGS (USA), LLC

By: THE JEAN COUTU GROUP (PJC) USA,
INC., a Delaware corporation, its Sole Member

By: (signed)
Name: Randy Wyrofsky
Title: CFO

S-2

MAXI DRUG SOUTH, L.P.

By: MAXI DRUG, INC., a Delaware corporation,
its General Partner

By: (signed)
Name: Randy Wyrofsky
Title: CFO

SERVICES SECURIVOL INC.

By: (signed)
Name: André Belzile
Title: Director

RX INFORMATION CENTRE LTD.

By: (signed)
Name: André Belzile
Title: Director

PATERSON'S PHARMACIES LIMITED

By: (signed)
Name: Caroline Guay
Title: Secretary

3090671 NOVA SCOTIA COMPANY

By: (signed)
Name: André Belzile
Title: Director

3090672 NOVA SCOTIA COMPANY

By: (signed)
Name: André Belzile
Title: Director